Press Release
Hypo Real Estate Capital Corporation Announces Successful Completion by its Subsidiary of Tender Offer for Common Stock of Quadra Realty Trust
New York (March 13, 2008) - Hypo Real Estate Capital Corporation (“HRECC”) today announced the successful completion of the cash tender offer by its wholly-owned subsidiary, HRECC Sub Inc. (“MergerSub”), for any and all of the outstanding shares of common stock of Quadra Realty Trust, Inc. (NYSE: QRR) (“Quadra”) not already owned by HRECC and its affiliates at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes). Quadra did not declare a dividend to the extent of its taxable income for the period beginning January 1, 2008 and ending as of yesterday’s close of business, so there will not be any reduction in the $10.6506 per share in cash to be paid for tendered shares. Quadra’s previously declared and announced $0.3494 per share dividend will be promptly paid to Quadra’s stockholders of record as of the close of business on March 12, 2008.
The depositary for the offer has advised HRECC and MergerSub that, as of the expiration of the offer on March 12, 2008, stockholders of Quadra had tendered and not withdrawn 15,981,016 shares of Quadra common stock (including 1,448,475 shares delivered pursuant to notices of guaranteed delivery), which represents approximately 95.2% of the outstanding shares of Quadra common stock excluding shares already owned by HRECC and its affiliates and, when combined with the Quadra common stock already owned by HRECC and its affiliates, will result in HRECC and its affiliates owning approximately 96.8% of Quadra’s outstanding common stock. MergerSub has accepted for payment all shares of Quadra common stock that were validly tendered and not properly withdrawn and will make payment to the depositary for the accepted shares promptly.
As provided in the merger agreement by and among HRECC, MergerSub and Quadra, the parties intend to complete the merger of MergerSub with and into Quadra as soon as practicable under applicable Maryland law without a vote of Quadra’s stockholders. In the merger, Quadra’s stockholders who did not tender their shares in response to the offer will receive the same $10.6506 per share in cash to be paid in the offer (without interest and less applicable withholding taxes). Stockholders will receive relevant information in the mail on how to receive payment for their shares.
About Hypo Real Estate Capital Corporation
New York based Hypo Real Estate Capital Corporation (“HRECC”), a subsidiary of Hypo Real Estate Bank International AG, is one of the largest foreign owned commercial real estate lenders in the United States. HRECC provides a full range of services that combine unparalleled real estate and local market knowledge with capital markets expertise. It provides a single source of capital solutions for the real estate industry including balance sheet, CMBS, and subordinate debt lending on all asset classes across the U.S. For more information about the Hypo Real Estate Group, please visit its website at www.hyporealestate.com.
About Quadra Realty Trust, Inc.

Quadra Realty Trust, Inc. is a commercial real estate finance company headquartered in New York, and was formed primarily to invest in commercial mortgage investments and related products. Quadra invests in a diversified portfolio of commercial mortgage investments and related projects and is externally managed by HRECC. A substantial portion of the loans in Quadra’s portfolio was syndicated by HRECC and HRECC continues to maintain a significant interest in these assets on its balance sheet. Quadra’s portfolio is comprised of participations in loans that are backed by real estate assets located primarily in coastal US markets, as well as premier inland markets, including Phoenix, AZ and Las Vegas, NV. Quadra’s portfolio is diversified across property sectors: condominium, multifamily, retail, hotel, office, and other. All of the investment assets in the Quadra portfolio are performing loans. Quadra’s portfolio does not contain any CDOs or structured finance securities. For more information about Quadra, please visit its website at www.quadrarealty.com.
Forward-Looking Statements
Certain statements in this press release may constitute forward-looking statements. These forward-looking statements appear throughout the release and include statements regarding the intent, belief or current expectations of HRECC or MergerSub, including statements concerning the plans of HRECC or MergerSub with respect to the acquisition of Quadra’s common stock and the payment by Quadra of the $0.3494 per share dividend. These statements are not historical facts, but instead represent only the beliefs of HRECC and MergerSub regarding future events, many of which, by their nature, are inherently uncertain and outside of their control. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Many of the factors that will determine the outcome of the subject matter of this press release are beyond the ability of HRECC and MergerSub to control or predict. Additional information regarding risk factors and uncertainties affecting Quadra is detailed from time to time in Quadra’s filings with the SEC, including, but not limited to, Quadra’s most recent Quarterly Report on Form 10-Q, available for viewing on Quadra’s website at www.quadrarealty.com. (To access this information on Quadra’s website, please click on “Investor Relations”, “SEC Filings”). You should not place undue reliance on any forward-looking statements contained in this press release. HRECC and MergerSub can give no assurance that the expectations of any forward-looking statement will be obtained. Such forward-looking statements speak only as of the date of this press release. HRECC and MergerSub expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.
Additional Information and Where to Find it
Investors and Quadra stockholders who have questions about the tender offer or the merger may call Georgeson Inc., the Information Agent, toll free at +1 (866) 873-6981. Banks and brokers can call collect at +1 (212) 440-9800. Media inquiries related to the Hypo Real Estate Group may be directed to Oliver Gruß by phone at +49 (0)89 203007 781, by fax at +49 (0)89 203007 772 or by email at oliver.gruss@hyporealestate.com.